Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 20 DATED October 5, 2021 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 7, 2021

This Supplement is part of the offering circular dated May 7, 2021, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	our monthly adapted net asset value (“NAV”) per Investor Share as of October 1, 2021;

2.	our historical share pricing information;

3.	the status of our Redemption Plan;*

4.	our distributions; and

6.	asset updates.

* if applicable

Monthly Pricing Supplement

As of October 1, 2021, our NAV per Investor Share is $0.96. This NAV per Investor Share shall be effective until updated by Concreit on or about November 1, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Real Estate Investments which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Real Estate Investments. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Real Estate Investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.96 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about November 1, 2021, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month since May 1, 2020.

Date	NAV per Investor Share

October 1, 2021	$0.96
September 1, 2021	$0.96
August 1, 2021	$0.96
July 1, 2021	$0.96
June 1, 2021	$0.96
May 1, 2021	$0.96
April 1, 2021	$0.96
March 1, 2021	$0.96
February 1, 2021	$0.96
January 1, 2021	$0.96
December 1, 2020	$0.96
November 1, 2020	$0.96
October 1, 2020	$0.96
September 1, 2020	$0.96
August 1, 2020	$0.95
July 1, 2020	$0.96
June 1, 2020	$0.91
May 1, 2020	$0.84

Investor Share Redemption Plan Status

During September 2021, we received $83,387 in new redemption requests and processed $29,834, accounting for 31,080.5884 Investor Shares. As of the date of this Supplement we have $57,425 to be processed.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield[1]

10/02/2021 – 10/08/2021	$0.00014583333333	09/30/2021	10/08/2021	5.25%
10/09/2021 – 10/15/2021	$0.00014583333333	09/30/2021	10/15/2021	5.25%
10/16/2021 – 10/22/2021	$0.00014583333333	09/30/2021	10/22/2021	5.25%
10/23/2021 – 10/29/2021	$0.00014583333333	09/30/2021	10/29/2021	5.25%

[1]	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Asset Updates

Disposition of Loan Participation Interest by Acquisition of First Lien Loan

As disclosed in Supplement 5, Concreit acquired $100,000 of participation interest in a secured, first lien loan with an aggregate principal amount of $346,500 (the “Loan”). During Sept, 2021, Concreit (the “Purchaser”) acquired this secured, first lien Loan in full from Kirkland Income Fund I, LLC, a Washington Limited Liability Company (the “Seller”).

The Loan was purchased for the Unpaid Principal Balance of $346,500, and the participation interest of $100,000 was returned to Concreit. The maturity date of the Loan has been extended to December 1, 2021. Upon the maturity date, the unpaid principal balance and accrued interest are due and payable to Purchaser on such date. The Loan bears an purchase rate of 9% per annum. In accordance with the purchase and sale agreement entered into between the Purchaser and the manager of the Seller (the “Servicer), Concreit will pay to the Servicer a service fee in the amount equal to 1%, which results in an effective interest rate of 8%.

Disposition of Loan Participation Interest by Acquisition of First Lien Loan

As disclosed in Supplement 5, Concreit acquired $100,000 of participation interest in a secured, first lien loan with an aggregate principal amount of $412,500 (the “Loan”). During Sept, 2021, Concreit (the “Purchaser”) acquired this secured, first lien Loan in full from Kirkland Income Fund I, LLC, a Washington Limited Liability Company (the “Seller”).

The Loan was purchased for the Unpaid Principal Balance of $412 ,500, and the participation interest of $100,000 was returned to Concreit. The maturity date of the Loan has been extended to December 1, 2021. Upon the maturity date, the unpaid principal balance and accrued interest are due and payable to Purchaser on such date. The Loan bears an purchase rate of 8% per annum. In accordance with the purchase and sale agreement entered into between the Purchaser and the manager of the Seller (the “Servicer), Concreit will pay to the Servicer a service fee in the amount equal to 1%, which results in an effective interest rate of 7%.

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